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                             May 3, 2024

       Ross Berner
       Chief Executive Officer
       Proficient Auto Logistics, Inc.
       c/o The Corporation Trust Company
       1209 Orange Street
       Wilmington, DE 19801

                                                        Re: Proficient Auto
Logistics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 23,
2024
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 29,
2024
                                                            File No. 333-278629

       Dear Ross Berner:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed April 29,
2024

       Cover Page

   1. We note your disclosure that your Chief Executive Officer nominee, Richard O'Dell, has indicated an interest
in purchasing up to an aggregate of approximately $3 million of shares of your common
stock in this offering at the initial public offering price. Please disclose under the
Principal Stockholders section the expected percentage ownership if
                                                        Mr. O'Dell does
purchase the $3 million of shares in this offering as his indication of interest reflects.
Please additionally revise your related risk factor at page 24.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany
May  3, 2024NameProficient Auto Logistics, Inc.
May 3,
Page 2 2024 Page 2
FirstName LastName
Risk Factors
The exclusive forum provisions in our organizational documents may limit a stockholder's ability to bring a claim in a judicial forum that.., page 27

2. We note your disclosure here and at page 105 identifying the Court of Chancery of the
         State of Delaware as the exclusive forum for certain litigation, including any derivative action. We further note your form of charter at Exhibit 3.3 states that "any derivative
         action...shall be exclusively brought in the Court of Chancery or, if such court does not have subject matter jurisdiction thereof, the federal district court of the District of
         Delaware or other state courts of the State of Delaware." Please revise your disclosure to be consistent with your charter or advise.
Capitalization, page 35

3. Please remove the cash, cash equivalents, and restricted cash from the total for total capitalization.
Executive Compensation, page 87

4.       We note your disclosure here that in connection with this offering,
Mr. O   Dell and
         Messrs. Beggs and Wright will receive an award of restricted shares of common stock.
         Tell us how you reflected these shares and related stock based compensation in your pro forma financial information. Revise your disclosures as appropriate. Proficient Auto Logistics, Inc.
Notes to the Unaudited Combined Pro Form Financial Information
3. Transaction Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Combined Pro Forma Balance Sheets, page F-10

5. We refer you to Adjustment B. We note your disclosures on page F-5 and elsewhere indicate stock consideration payable of 6,978,191 shares which includes the 541,866 common shares held back to satisfy indemnification obligations. Please tell us how you determined the stock consideration and number of shares used to calculate stock consideration amounting to $103,922,880, assuming an initial public offering price of
         $15.00 per share. Explain how the number of shares issued reconciles to your disclosures on page 95 and F-5.
6. We refer you to Adjustment D relating to $3 million of transaction costs incurred by
         Founding Companies. Please explain to us why the transaction costs incurred is reflected by an increase of $3 million to cash and cash equivalents and a corresponding increase to retained earnings. Please revise or advise.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany
May  3, 2024NameProficient Auto Logistics, Inc.
May 3,
Page 3 2024 Page 3
FirstName LastName
Adjustments to Unaudited Combined Pro Forma Statements of Comprehensive Income , page F-
12

7. Please tell us why you have not given tax effect for any of the pro forma transaction adjustments reflected in pro forma statement of comprehensive income described in this note. Refer to Rule 11-02(b)(5) of Regulation S-X.
8. We note Adjustment H eliminating $3 million of transaction costs incurred by the
         Founding Companies. Transaction costs that are already recognized in the historical financial statements should not be eliminated using transaction accounting adjustments.
         Please revise or advise.
4. Unaudited Pro Forma Net Income Per Share, page F-13

9. Please revise to disclose how you calculated pro forma shares outstanding - basic and diluted.
Exhibits

10. We note that the legal opinion at Exhibit 5.1 opines as to 14,333,333 shares of common
         stock, par value $0.01 per share (the    Common Stock   ), of the
Company, including
         2,149,999 shares which may be offered and sold pursuant to the exercise of the
         underwriters    option to purchase additional shares of Common Stock.
We further note that
         your fee table registers 16,483,332 shares of Common Stock, including 2,149,999 shares
         of common stock, subject to the underwriters    option to purchase
addition [sic] shares.
         Please have counsel revise the legal opinion to opine as to the full number of shares being registered or advise.
       Please contact Brian McAllister, Staff Accountant, at 202-551-3341 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202- 551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Edward S. Best